U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                   FORM 10-SB




                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934



                             SALES STRATEGIES, INC.
                          ----------------------------
                 (Name of Small Business Issuer in its charter)


                NEVADA                                      88-0443498
   -------------------------------                      -------------------
   (State or other jurisdiction of                        (I.R.S. Employer
   incorporation or organization)                        Identification No.)


                       16133 VENTURA BOULEVARD, SUITE 635
                            ENCINO, CALIFORNIA 91436
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)

                    Issuer's telephone number: (818) 981-1796



     Securities to be registered pursuant to Section 12(b) of the Act: none


        Securities to be registered pursuant to Section 12(g) of the Act:

                               $.001 COMMON STOCK
                               ------------------
                                (Title of Class)

                                TABLE OF CONTENTS


                                                                       Page
                                                                       ----
PART I

Item 1.   Description of Business  . . . . . . . . . . . . . . . . .     3

Item 2.   Plan of Operation  . . . . . . . . . . . . . . . . . . . .     9

Item 3.   Description of Property. . . . . . . . . . . . . . . . . .    14

Item 4.   Security Ownership of Certain
            Beneficial Owners and Management . . . . . . . . . . . .    15

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . . .    16

Item 6.   Executive Compensation . . . . . . . . . . . . . . . . . .    18

Item 7.   Certain Relationships and
            Related Transactions.  . . . . . . . . . . . . . . . . .    19

Item 8.   Description of Securities. . . . . . . . . . . . . . . . .    20

PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . .. . . . . . . . . . .    21

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . .    23

Item 3.   Changes in and Disagreements with Accountants. . . . . . .    23

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . .    23

Item 5.   Indemnification of Directors and Officers. . . . . . . . .    26


PART F/S  Financial Statements. . . . . . . . . . . . . . . . . . . .   26

PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . .    28

          Signatures . . . . . . . . . . . . . . . . . . . . . . . .    28

                                       2.

                                     PART I


Item 1. Description of Business

               Sales Strategies, Inc. (the "Company") was incorporated on October 17, 1995, under the laws of the State of Nevada to engage in any Lawful corporate activity, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose described below under "Item 2 - Plan of Operation." The proposed business activities described herein may classify the Company as a "blank check" company.

                The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

                In addition, the Company is filing this registration statement to enhance investor protection and to provide information if a trading market commences. On December 11, 1997, the National Association of Securities Dealers, Inc. (NASD) announced that its Board of Governors had approved a series of proposed changes for the Over The Counter ("OTC") Bulletin Board and the OTC market. The principal changes, which were approved by the Securities and Exchange Commission on January 4, 1999 allows only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators to be quoted on the OTC Bulletin Board. The rule provides for a phase-in period for those securities already quoted on the OTC Bulletin Board.

Risk Factors

     The Company's business is subject to numerous risk factors, including the following:

     1. Lack of History.

     The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

                                       3.

     2. The Company's Proposed Operations is Speculative.

     The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     3. Scarcity of and Competition for Business Opportunities and Combinations.

     The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     4. The Company has No Agreement for a Business Combination or Other Transaction - No Standards for Business Combination.

     The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.


                                       4.

     5. Continued Management Control, Limited Time Availability.

     While seeking a business combination, management anticipates devoting up to ten hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

     6. There May Be Conflicts of Interest. Officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company.

     Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     7. Reporting Requirements May Delay or Preclude Acquisitions.

     Sections 13 and 5(d) of the Securities Exchange Act of 1934 (the "1934 Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     8. Lack of Market Research or Marketing Organization.

     The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

                                       5.

     9. Lack of Diversification.

     The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     10. Regulation.

     Although the Company will be subject to regulation under the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     11. Probable Change in Control and Management.

     A business combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     12. Reduction of Percentage Share Ownership Following Business Combination.

     The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

                                       6.

     13. Disadvantages of Blank Check Offering.

     The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     14. Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake.

     Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     15.  Requirement of Audited  Financial  Statements May Disqualify
Business
Opportunities.

     Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

     16. Dilution.

     Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

     17. No Trading Market.

     There is no trading market for the Company's common stock at present, and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such market does develop, that it will continue.
The Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board or published in print and electronic media, or either, in the National Quotation Bureau LLC "Pink Sheet."

                                       7.

     18. Required Year 2000 Compliance.

     A business combination will, in all likelihood, result in the Company disclosing additional Year 2000 matters. Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations.

     19. Disclosure by Public Companies Regarding the Year 2000 Issue.

     The business combination will require specific Year 2000 disclosures. Management of the Company believes that any potential business opportunity may require a disclosure that many companies must undertake major projects to address the Year 2000 issue. The disclosure of the potential costs and uncertainties will depend on a number of factors, including its software and hardware and the nature of its industry. Companies also must coordinate with other entities with which they electronically interact, both domestically and globally, including suppliers, customers, creditors, borrowers, and financial service organizations. If the Company does not successfully address its Year 2000 issues, the Company may face material adverse consequences. The Company will be required to review, on an ongoing basis, whether it needs to disclose anticipated costs, problems and uncertainties associates with Year 2000 consequences, particularly in their filings with the Securities and Exchange Commission. The Company may have to disclose this information in the Securities and Exchange Commission filings because (i) the form or report may require the disclosure, or (ii) in addition to the information that the Company is specifically required to disclose, the disclosure rules require disclosure of any additional material information necessary to make the required disclosure not misleading.

     If the Company determines that it should make a Year 2000 disclosure, applicable rules or regulations must be followed. If the Company has not made an assessment of its Year 2000 issues or has not determined whether it has material Year 2000 issues, a disclosure of this known uncertainty is required. In addition, the Securities and Exchange Commission staff believes that the determination as to whether the Company's Year 2000 issues should be disclosed should be based on whether the Year 2000 issues are material to the Company's business, operations, or financial condition, without regard to related countervailing circumstances (such as Year 2000 remediation programs or contingency plans). If the Year 2000 issues are determined to be material, without regard to countervailing circumstances, the nature and potential impact of the Year 2000 issues as well as the countervailing circumstances will be required. As part of this disclosure, the following topics will be addressed:

     o the Company's general plans to address the Year 2000 issues relating to its business, its operations (including operating systems) and, if material, its relationships with customers, suppliers, and other constituents; and its timetable for carrying out those plans; and

                                       8.

     o the total dollar amount that the Company estimates will be spent to remediate its year 2000 issues, if such amount is expected to be material to the Company's business, operations or financial condition, and any material impact these expenditures are expected to have on the Company's results of operations, liquidity and capital resources.


Item 2. Plan of Operation

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

     The Company has no full time or part-time employees.

     None of the officers and directors anticipates devoting more than ten (10%) percent of his or her time to Company activities. The Company's President and Secretary have agreed to allocate a portion of said time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Resumes."

General Business Plan

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the advantages of an Issuer who has complied with the 1934 Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See Item F/S, "Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

                                       9.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the benefits of an Issuer who has complied with the 1934 Act. Such benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in an Issuer who has complied with the 1934 Act without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The 1934 Act, specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 1934 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The Company has made no determination as to whether or not it will file periodic reports in the event its obligation to file such reports is suspended under the 1934 Act. Hagit Bernstein, an officer and director of the Company, has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act reporting requirements, provided that she is an officer and director of the Company when the obligation is incurred.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management

                                      10.

services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee by such party will need to be paid by the prospective merger acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company or as capital contributions. However, if loans, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

     The Company has no plans, proposals, arrangements, or understanding with respect to the sale or issuance of additional securities prior to the location of an acquisition or merger candidate.


                                       11.

Acquisition of Opportunities

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

     As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

                                       12.

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 1934 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

                                       13.

Competition

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Investment Company Act of 1940

     Although the Company will be subject to regulation under the Securities Act of 1933, as amended, and the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 under Regulation 3a-2 thereto.

Lock-Up Agreement

     Each of the officers and directors of the Company has executed and delivered a "lock-up" letter agreement affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has entered into a merger or acquisition agreement, or the Company is no longer classified as a "blank check" company, whichever first occurs.


Item 3. Description of Property

     The Company has no properties and at this time has no agreements to acquire any properties.

     The Company presently occupies office space supplied by a shareholder at 16133 Ventura Boulevard, Suite 635, Encino, California 91436. This space is provided to the Company on a rent-free basis, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this arrangement will meet the Company's needs for the foreseeable future.


                                       14.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners.

     The following table sets forth the security and beneficial ownership for each class of equity securities of the Company beneficially owned by all directors and officers of the Company.

                 Name and                          Amount and
                Address of                         Nature of
Title of        Beneficial                         Beneficial       Percent
Class (1)         Owner                               Owner         of Class
---------       ----------                         -----------      ---------
Common          Hagit Bernstein                       350,000         17.50
                16133 Ventura Boulevard, Ste 635
                Encino, California  91436

Common          Raphi Shram                           350,000         17.50
                41 Edmond Seager Drive
                Thornhill, Ontario, Canada  L4JSB1

Common          Naomi Shram                           340,000         17.00
                41 Edmond Seager Drive
                Thornhill, Ontario, Canada  L4JSB1

Common          All Officers and                      1,040,000       52.00
                Directors as a Group
                (three [3] individuals)

     (b) Security Ownership of Management.

                 Name and                          Amount and
                Address of                         Nature of
Title of        Beneficial                         Beneficial       Percent
Class (1)         Owner                               Owner         of Class
---------       ----------                         -----------      ---------
Common          Hagit Bernstein                       350,000         17.50
                16133 Ventura Boulevard, Ste 635
                Encino, California  91436

Common          Raphi Shram                           350,000         17.50
                41 Edmond Seager Drive
                Thornhill, Ontario, Canada  L4JSB1

Common          Naomi Shram                           340,000         17.00
                41 Edmond Seager Drive
                Thornhill, Ontario, Canada  L4JSB1

Common          All Officers and                      1,040,000       52.00
                Directors as a Group
                (three [3] individuals)

-----------------------------
(1) Percent of class is based on 2,000,000 shares of Common Stock outstanding as of April 30, 2000. The total of the Company's outstanding Common Shares are held by 25 persons.

                                       15.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

                The directors and officers of the Company are as follows:

      Name                         Age           Position
      ----                         ---           --------
      Hagit Bernstein              28            President/Secretary/Director

      Raphi Shram                  54            Treasurer/Director

      Naomi Shram                  49            Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. Raphi Shram and Naomi Shram are husband and wife. Except for said relationship, there is no family relationship between any executive officer and director of the Company.

Resumes

Hagit Bernstein
---------------
Hagit Bernstein has been a major shareholder of the Company since 1996 and has been its President and a director of the Company since 1999. Ms. Bernstein is currently a visual presentation designer working as a freelance consultant internationally. She has been working at the Expo unit of Home Depot for two years, and was previously employed by Macy's as an interior designer. Ms. Bernstein is a graduate of the Fashion Institute of Design and Management in Los Angeles.

Raphi Shram
-----------
Raphi Shram has been a major shareholder of the Company since 1996 and has been its Treasurer and a director of the Company since 1999. Mr. Shram has been a real estate developer in the Toronto metropolitan area for 15 years and has been involved in different businesses in various industries. Mr. Shram has broad experienced in numerous industries and in the financial markets.

Naomi Shram
----------
Naomi Shram has been a major shareholder of the Company since 1996 and has been a director of the Company since 1999. Ms. Shram has owned and operated a variety of businesses throughout her career, ranging from an art gallery to a retail bakery. Ms. Shram has extensive business experience and has invested in various start-up ventures in the past.

                                       16.

Previous Blank Check Companies - Current
Blank Check Companies

     The officers and directors of the Company have been officers and directors in another blank check offering. The officers and directors continue to anticipate in becoming involved with additional blank check companies who may file registration statements under the Securities Act of 1933, as amended, and the 1934 Act, or either. In addition, the officers and directors of the Company may become involved in additional blank check companies which may request a broker-dealer to request clearance from the NASD Regulation, Inc. for trading clearance in the applicable quotation medium.

     Hagit Bernstein, the president and secretary of the Company, and Raphi Shram, the treasurer of the Company, are currently involved with another blank check company, and are involved in creating additional companies similar to this one. The initial business purpose of each of these companies was or is to engage in a business combination with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business combination.

     Generally target companies will be located for the Company and other identical blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, certain blank check companies may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities,preference of a certain blank check company name by management of the target company, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

     The following chart summarizes certain information concerning recent blank check companies with which Ms. Bernstein and Mr. Shram are or have been involved which filed a registration statement on Form 10-SB. In most instances that a business combination is transacted with one of these companies, it is required to file a Current Report on Form 8-K describing the transaction. Reference is made to the Form 8-K filed for any company listed below for detailed information concerning the business combination entered into by that company.

                              Registration
                              Form/Effective
                              Date/File
Corporation                   Number                  Status
-----------                   --------------       -------------
Solar Enterprises,            Form 10-SB           Has not entered into an
Inc. (1)(2)                   3/20/00; 0-29035     agreement for a business
                                                   Combination

D.W.C. Installations(1) (2)   Form 10-SB           Has not entered into an
                              4/18/00; 0-29611     Agreement for a business
                                                   combination

Tel-Voice Communications      Form 10-SB           Has not entered into an
Inc. (1) (2)                  4/29/00; 0-29743     Agreement for a business
                                                   combination

                              Registration
                              Form/Effective
                              Date/File
Corporation                   Number                  Status
-----------                   --------------       -------------
Royal Holiday Mobile          Form 10-SB           Has not entered into an
Estates (1) (2)               6/09/00; 0-30261     Agreement for a business
                                                   Combination
------------------------
(1)  Ms.  Bernstein  is  the  president,   secretary,  director  and  beneficial
     shareholder.
(2) Mr. Shram is the treasurer, director and beneficial shareholder.

Conflicts of Interest

     Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Item 6. Executive Compensation.

     None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

                                       18.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.


Item 7. Certain Relationships and Related Transactions.

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

     Hagit Bernstein has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act provided that she is an officer and director of the Company when the obligation is incurred. All advances will be interest-free.

                                       19.

Item 8. Description of Securities.

     The Company's authorized capital stock consists of 75,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, par value $.001 per share. There are 2,000,000 Common Shares issued and outstanding as of the date of this filing.

Common Stock
------------
     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

Preferred Stock
---------------
     The Company is authorized to issue 10,000,000 shares of "blank check" preferred stock, par value $0.001 per share, in one or more series from time to time with such designations, rights and preferences as may be determined from time to time by the Board of Directors, including, but not limited to (i) the designation of such series; (ii) the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of our capital stock and whether such dividends shall be cumulative or non-cumulative; (iii) whether the shares of such series shall be subject to redemption for cash, property or rights, including securities of any other corporation, by the Company or upon the happening of a specified event and, if made subject to any such redemption, the times or events, prices, rates, adjustments and other terms and conditions of such redemption; (iv) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series (v) whether or not the shares of such series shall be convertible into, or exchangeable for, at the option of either the holder or the Company or upon the happening of a specified event, shares of any other class or classes or of any other series of the same class of the Company's capital stock and, if provision be made for the conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges; (vi) the restrictions, if any, on the issue or reissue of any additional preferred stock; (vii) the rights of the holders of the shares of

                                       20.

such series upon the voluntary or involuntary liquidation, dissolution or winding up of the Company; and (viii) the provisions as to voting, optional and/or other special rights and preferences, if any, including, without limitation, the right to elect one or more directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of the Company.


                                     PART II

Item 1. Market Price for Common Equity and Related Stockholder Matters.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. The Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board Systems or published, in print and electronic media, or either, in the National Quotation Bureau LLC "Pink Sheets."

     (a) Market Price. The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                                       21.

     For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.


     For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (b) Holders.

     There are twenty-five (25) holders of the Company's Common Stock. In 1996, the Company issued 1,121,000, as adjusted for the stock split, of its Common Shares for cash. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

     As of the date of this report, all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. Except for the officers and directors of the Company, no shareholder has executed and delivered to the Company a "lock-up" letter affirming that he or she shall not sell their respective shares of the Company's Common Stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company.


                                       22.

     As of the date of this registration statement, 526,000 shares of the Company's Common Stock held by non-affiliates are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     (c) Dividends.

     The Company has not paid any dividends to date, and has no plans to do so in the immediate future.


Item 2. Legal Proceedings.

     There is no litigation pending or threatened by or against the Company.


Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.


Item 4. Recent Sales of Unregistered Securities.

     (a) Securities sold.

     The Company has sold and issued its securities during the three year period preceding the date of this registration statement. All of the shares of Common Stock of the Company were sold and issued on September 25, 1996 and have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.

     In summary, Rule 144 applies to affiliates (that is, control persons) and non-affiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Non-affiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:

                                       23.

     (1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.

     (2) When restricted securities are sold, generally there must be a one-year holding period.

     (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

     (4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

     (5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

     (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

     (b) Underwriters and other purchasers.

     There were no underwriters in connection with the sale and issuance of any securities.

     All of the shareholders have had a pre-existing personal or business relationship with the Company or its officers and directors. By reason of their business experience, each have been involved financially and by virtue of a time commitment in business projects with the officers of the Company. Further, each of the shareholders have established a pre-existing personal relationship with the officers and directors of the Company. The following are the names of the 25 issuees and the number of shares purchased by each of them.


                                       24.

                                                   Number of
        Name                                       Shares
        ----                                       ---------
         Hagit Bernstein                             175
        Raphi Shram                                 175
        Naomi Shram                                 170
        Frederick Manlunas                           45
        Anna Marie Manlunas                          45
        Eyal Shrem                                   45
        Maya Rubin                                   45
        Eileen Lee                                   20
        Robert Lee                                   20
        Sherwin Escanuela                            20
        Samuel Utomo                                 20
        Asuncion Utomo                               20
        Rachel Littaua                               20
        Emmanuel Corpus                              20
        Paul Hain                                    20
        Rose Zulueta                                 20
        Raul Zulueta                                 20
        Lauro Reyes                                  20
        Elizabeth Reyes                              20
        Philip Pangilinan                            10
        Severino Oliva                               10
        Ira Rimer                                    10
        William Nance                                10
        Amnon Even                                   10
        Ronald Brown                                 10
                                                   ------
                                                   1,000

     Raphi Shram and Naomi Shram, Frederick Manlunas and Anna Marie Manlunas, Eileen Lee and Robert Lee, Samuel Utomo and Asuncion Utomo, Rose Zulueta and Raul Zulueta, and Lauro Reyes and Elizabeth Reyes are, respectively, husbands and wives.

     (c) Consideration.

     Each of the shares of stock were sold for cash. Prior to the forward stock split, each shareholder paid $5.50 per share for the shares, the Company sold and issued 1,000 shares, and the aggregate consideration received by the Company was $5,500.00.


     (d) Exemption from Registration Relied Upon.

     The sale and issuance of the shares of stock was exempt from registration under the Securities Act of 1933, as amended, by virtue of section 4(2) as a transaction not involving a public offering. Each of the shareholders had acquired the shares for investment and not with a view to distribution to the public. From the date of the issuance to the date of this report, there were no transfers of the stock sold and issued.

                                       25.

Item 5. Indemnification of Directors and Officers.

     Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                                    PART F/S

     The Company's balance sheets as of December 31, 1999 and December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period October 17, 1995 (inception) to December 31, 1999, have been examined to the extent indicated in their report by Merdinger, Fruchter, Rosen, Corso,P.C., independentcertified accountant, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following pages, in response to Part F/S of this Form 10-SB

                                      INDEX


                                                                    PAGE
                                                                    -----
     INDEPENDENT AUDITORS' REPORT                                   F/S-1

     BALANCE SHEETS                                                 F/S-2

     STATEMENTS OF OPERATIONS                                       F/S-3

     STATEMENT OF STOCKHOLDER'S EQUITY                              F/S-4

     STATEMENTS OF CASH FLOWS                                       F/S-5

     NOTES TO FINANCIAL STATEMENT                                  F/S-6-8

                          INDEPENDENT AUDITORS' REPORT





TO THE BOARD OF DIRECTORS OF SALES STRATEGIES, INC.:

We have audited the accompanying balance sheets of Sales Strategies, Inc. (A Development Stage Company) as of December 31, 1999 and 1998 and the related statements of operations, stockholders' equity and cash flows for the years then ended and for the period from October 17, 1995 (inception) to December 31, 1999. These financials statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sales Strategies, Inc. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended and for the period from October 17, 1995 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the accompanying financial statements, the Company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also discussed in Note
1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                     MERDINGER, FRUCHTER ROSEN & CORSO, P.C.
                                     Certified Public Accountants

Los Angeles, California
May 5, 2000

                                     F/S-1

                              SALES STRATEGIES, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS


                                                         December 31,
                                                 ---------------------------

                                                    1999             1998
                                                 -----------    ------------
         ASSETS
      TOTAL ASSETS                               $        -     $         -
                                                 ============   ============

         LIABILITIES AND STOCKHOLDERS' EQUITY
      TOTAL LIABILITIES                          $        -     $         -
                                                 -----------    ------------

      STOCKHOLDERS' EQUITY:
        Common stock, no par value;
          1,000 shares authorized;
          1,000 shares issued and
          outstanding                                 5,500         5,500


        Deficit accumulated during the
         the development stage                       (5,500)       (5,500)
                                                 -----------    ------------

      TOTAL STOCKHOLDERS' EQUITY                          -               -
                                                 -----------    ------------

      TOTAL LIABILITIES AND STOCKHOLDERS'
        EQUITY                                   $        -     $         -
                                                 ===========    ============













    The accompanying notes are an integral part of the financial statements

                                      F/S-2

                               SALES STRATEGIES, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS


                                                                 For the Period
                                                                      From
                                   For The Year Ended           October 17, 1995
                                      December 31,                (inception) to
                                ------------------------          December 31,
                                   1999           1998               1999
                                ---------     ----------        ---------------
  REVENUE                       $       -     $        -        $             -

  ADMINISTRATIVE EXPENSES               -              -                  5,500
                                ---------     ----------        ----------------

  NET LOSS                      $       -     $        -        $        (5,500)
                                =========     ==========        ===============

  NET LOSS PER COMMON SHARE
  - basic and diluted           $       -     $        -        $         (5.50)
                                =========     ==========        ===============

  WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES
  OUTSTANDING
  - basic and diluted              1,000         1,000                 1,000

                                =========     ==========        ===============















    The accompanying notes are an integral part of the financial statements.

                                      F/S-3

                                SALES STRATEGIES, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY


                                                             Deficit
                                                           Accumulated
                                       Common Stock        During the        Total
                                   -------------------     Development    Stockholders'
                                    Shares     Amount         Stage         Equity
                                   -------     -------     -----------    ------------
  Balance, October 17, 1995           -      $     -       $      -       $      -

  Issuance of common stock
  for cash on October 17, 1995
  at $5.50 per share                1,000        5,500            -            5,500

  Net loss                            -            -            (5,500)       (5,500)
                                   -------     --------      -----------    -----------
  Balance, December 31, 1996        1,000        5,500          (5,500)          -

  Net loss                            -            -              -              -
                                   -------     --------      -----------    -----------

  Balance, December 31, 1997        1,000        5,500          (5,500)          -

  Net loss                            -            -              -              -
                                   -------     --------      -----------    -----------

  Balance, December 31, 1998        1,000        5,500          (5,500)          -

  Net loss                            -            -              -              -
                                   -------     --------     -----------    -----------
  Balance, December 31, 1999        1,000        5,500          (5,500)          -
                                   =======     ========     ===========    ===========







     The accompanying notes are integral part of the financial statements.

                                      F/S-4

                               SALES STRATEGIES, INC.
                         (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS


                                                                 For the Period
                                                                      From
                                   For The Year Ended           October 17, 1995
                                      December 31,                (inception) to
                                ------------------------          December 31,
                                   1999           1998               1999
                                ---------     ----------        ---------------

   CASH FLOWS FROM
   OPERATING ACTIVITIES:
        Net loss                $       -      $       -         $      (5,500)
                                ---------      ---------         -------------


   CASH FLOWS FROM FINANCING
   ACTIVITIES:
        Issuance of common
        stock for cash                  -              -                 5,500
                                ---------      ---------         -------------

   Net change in cash
    and cash equivalents                -              -                     -
                                ---------      ---------         -------------

   Cash and cash equivalents
    - beginning of period               -              -                     -
                                ---------      ---------         -------------

   Cash and cash equivalents
    - ending of period          $       -      $       -         $           -
                                =========      =========         =============

SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid during the year -
   Interest paid                $       -      $       -         $           -
                                =========      =========         =============
   Income taxes paid            $       -      $       -         $           -
                                =========      =========         =============

Non cash investing and
 Financing activities:              None



    The accompanying notes are an integral part of the financial statements.

                                      F/S-5

                              SALES STRATEGIES, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND DECEMBER 31, 1998

   NOTE 1 -    DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

               Nature of Operations
               --------------------
               Sales Strategies, Inc. (the "Company") is currently a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7. The Company was incorporated under the laws of the State of Nevada on October 17, 1995. It is management's' objective to seek a merger with an existing operating company.

               Basis of Presentation
               ---------------------
               The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no established source of revenue. This factor raises substantial doubt about the Company's ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amount, or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. It is management's' objective to seek additional capital through a merger with an existing operating company.

               Use of Estimates
               ----------------
               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

               Cash and Cash Equivalents
               -------------------------
               The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.



                                     F/S-6

                              SALES STRATEGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND DECEMBER 31, 1998


   NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

               Concentration of Credit Risk
               ----------------------------
               The   Company   places  its  cash  in  what  it  believes  to  be
               credit-worthy financial institutions. However, cash balances exceed FDIC insured levels at various times during the year.

               Income Taxes
               ------------
               Income taxes are provided for based on the liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes, if any, are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end.

               Earnings Per Share
               ------------------
               During 1998, the Company adopted SFAS No. 128, "Earnings Per Share", which requires presentation of basic loss per share and diluted loss per share. The computation of basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted LPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

               Comprehensive Income
               --------------------
               In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 1999, the Company has no items that represent comprehensive income and therefore, has not included a schedule of comprehensive income in the accompanying financial statements.

               Impact of Year 2000 Issue
               -------------------------
               As of December 31, 1999, the Company does not have any computer systems or customers and suppliers. Therefore, the issue of the year 2000 has no effect on the Company's current activities.

                                     F/S-7

                             SALES STRATEGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND DECEMBER 31, 1998


NOTE 2 -       RELATED PARTY TRANSACTIONS

               The Company neither owns nor leases any real or personal property. A shareholder of the Company provides office services without charge. Such costs are immaterial to the financial statement and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a business opportunity becomes available for the Company, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 3         SUBSEQUENT EVENTS

               In April 2000, the Company restated its Articles of Incorporation to designate 10,000,000 shares of preferred stock with a par value of 0.001 and increase the authorized number of common stock from 25,000 to 75,000,000 shares with a par value of $0.001.

               The Board of Directors is authorized to provide from time to time for the issuance of shares of preferred stock in series and to fix and determine from time to time, before issuance, the designation and relative rights and preferences of the shares of each series of preferred stock and the restrictions or qualifications. As of February 2000, no preferred stock nor designations of preferred stock have been determined.

               In April 2000, the Company completed a forward split of its common stock 2000:1, thus increasing the number of outstanding and issued shares of the Company's common stock from 1,000 to 2,000,000.








                                      F/S-8

                                    PART III

Item 1. Exhibit Index

                                                                    Sequential
  No.                                                                 Page No.
  ---                                                               ----------
  (3)     Articles of Incorporation and Bylaws

          3.1.1   Articles of Incorporation                             37

          3.1.2   Amendment of Articles of Incorporation                42

          3.2     Bylaws                                                44


  (12)    Lock-Up Agreement

          12.1    Hagit Bernstein                                       56

          12.2    Raphi Shram                                           57

          12.3    Naomi Shram                                           58


  (27)    Financial Data Schedule

          27.1    Financial Data Schedule                               59





                                   SIGNATURES

                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  May 12, 2000                 SALES STRATEGIES INC.




                                        By: /s/ Hagit Bernstein
                                            -------------------
                                               Hagit Bernstein
                                               President



                                       28.